UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12.18.02
1-8974

DC

03010034

February 5, 2003

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

Re: Honeywell International Inc.
Incoming letter dated December 18, 2002

Dear Mr. Larkins:

This is in response to your letter dated December 18, 2002 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received a letter on the proponents' behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRGH

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 18, 2002

VIA UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by June Kreutzer and Cathy Snyder / John Chevedden Proxy

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by June Kreutzer and Cathy Snyder (together, the "Proponents"), for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal." The Proponents have named John Chevedden to act as their proxy with respect to the Proposal ("Mr. Chevedden").

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2003 proxy materials. We are sending a copy of this letter to Ms. Kreutzer, Ms. Snyder, and Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

> Resolution: "Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares owned, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated

votes for a single candidate or split votes between multiple candidates, as each shareholder chooses."

Reasons for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reasons: The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth various other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A shareowner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A shareowner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation . . . without factual foundation."

The following are examples of statements and assertions in the Proposal that are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

- The Proposal is false and misleading and impugns the character and integrity of the members of the Company's Board of Directors without factual foundation in numerous ways, asserting without factual support that "[c]umulative voting increases the possibility of electing at least one director with an independent viewpoint"; that "[c]umulative voting is more likely to broaden the perspective of the Board, particularly in encouraging directors independent of management"; that cumulative voting "will help achieve the objective of the Board representing all shareholders"; that cumulative voting will provide "an increased opportunity to elect one or more independent directors focused on making our board more accountable to shareholders"; that cumulative voting allows the election of a director who will "bring[ ] an independent perspective to board decisions"; and that a vote in favor of the Proposal is a vote "[f]or an independent perspective."

  To begin with, it is entirely unclear what the Proponents mean when they refer to a director with an "independent viewpoint" and "independent perspective," and a director that is "independent of management." If, as we believe, the Proponents are actually referring to a so-called "insurgent" or "minority" director candidate for whom shareowners could cast their cumulated votes in a proxy contest, then the Proposal should be revised to make that clear. Alternatively, if the Proponents intend a more traditional meaning for the word "independent," they should make that clear and provide a definition for "independence" or an established or proposed regulatory standard by which to define it. Lastly, the Proponents appear to claim that adoption of the Proposal will, in and of itself, better ensure that "independent" directors will be elected to Honeywell's Board of Directors. Yet, they offer no reason as to how or why that may come about.

Moreover, by using the term "independent" to qualify almost all of the Proponents' references to "director," the Proponents impugn the character and integrity of the members of the Board of Directors without factual foundation. The Company would submit that all current non-employee Honeywell directors (12 of the 13 directors) are "independent of management" by any accepted standard, and that all Company directors seek to maintain an "independent perspective" and "independent viewpoint" and to act in the best interests of the Company and all of its shareowners.

For all of these reasons, the Proposal is false and misleading and impugns the character and integrity of the members of the Board of Directors without factual foundation. See, e.g., Phoenix Gold International, Inc. (November 18, 2002) (requiring deletion from a cumulative voting proposal of the sentence, "[w]hat scares the [c]ompany about giving minority shareholders a Board voice?"); Phoenix Gold International, Inc. (November 5, 2001) (requiring deletion from a cumulative voting proposal of the sentence, "[b]ut it will give minority shareholders the first real opportunity to elect an independent-minded director to protect value and liquidity for all shareholders, not just Company officers"); and Phoenix Gold International, Inc. (November 21, 2000) (requiring deletion of part of the proponent's cumulative voting proposal that read, "permitting outside shareholders the opportunity to elect a truly independent director," ruling that otherwise "the entire proposal may be omitted").

- Similarly, the Proponents assert that "[c]umulative voting provides a voice for minority holdings, while not interfering with the voting majority of the Board." The Proponents have provided no context, citation, or other form of factual foundation to support their assertions. Cumulative voting, if adopted, would be available to all shareowners, not just those with "minority holdings," and to state otherwise is simply misleading. Furthermore, it is unclear what is meant by the phrase "while not interfering with the voting majority of the Board." The Proposal offers no guidance with respect to such issues and is, therefore, false and misleading. See, e.g., J. Alexander's Corporation (April 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (March 22, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (March 21, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); and General Electric Company (January 24, 2001) (noting that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner specified by the Staff).

- Finally, the Proponents state that "our company, particularly in the post-Enron era, could benefit from an increased opportunity to elect one or more independent directors focused on making our board more accountable to shareholders" (emphasis added). This reference to Enron is entirely gratuitous and appears to suggest that Honeywell has somehow done something improper or untoward that would cause its current state of affairs to be compared to the corporate meltdown at Enron. The Proponents offer no evidence or other factual support that would indicate any similarities between the Company and Enron. The Proponents' reference to "Enron" is simply an inflammatory attempt to impugn the character and integrity of the members of the Board and management by using a false and misleading guilt-by-association tactic in violation of Rules 14a-8(i)(3) and 14a-9. See, e.g., General Motors Corporation (April 3, 2002) (requiring Mr. Chevedden to delete the phrase "an Enron-type practice"); Southwest Airlines Co. (March 25, 2002) (requiring Mr. Chevedden to delete the phrase "Enron director 'side deals'," as well as various sentences and a reference to a news article in connection with such phrase); PG&E Corporation (March 1, 2002) (requiring Mr. Chevedden to delete the phrases "a widely criticized practice of the once high-flying and now bankrupt Enron" and "Enron-type practices," as well as various statements in connection with those phrases); and PG&E Corporation (February 28, 2002) (requiring Mr. Chevedden to delete the phrase "Enron-type director links," as well as various statements in connection with such phrase).

We note that, with respect to each of the proposals referenced in these four no-action letters, the proponent's proxy who was directed to delete these false and misleading statements was the instant Proponents' proxy, Mr. Chevedden. Despite Mr. Chevedden's having been repeatedly directed by the Staff to delete such "Enron"-related references as false and misleading, he is involved with the instant Proposal which continues to include such references.

Despite his familiarity with the requirements of Rule 14a-8, there are numerous other recent no-action requests submitted by companies where the Staff directed Mr. Chevedden, the proxy for the instant Proposal, to delete various statements and assertions regarding a variety of subjects as false and misleading, or revise them to provide additional factual support or citations or otherwise conform them to the Staff's specifications. See, e.g., Maytag Corporation (March 14, 2002) (requiring that various statements in a poison pill proposal either be deleted in their entirety, or omitted unless Mr. Chevedden provided factual support for the statements); Raytheon Company (March 12, 2002) (requiring that various statements in a director independence proposal either be deleted in their entirety or that Mr. Chevedden provide factual support); Southwest Airlines Co. (March 13, 2001) (providing that various statements in an annual election of directors proposal may be omitted unless Mr. Chevedden provided "factual support in the form of a citation to a specific source"); and The Boeing Company (March 6, 2002) (requiring that statements in a cumulative voting proposal be deleted, or that Mr. Chevedden provide factual support). In addition, Mr. Chevedden has also once again submitted an annual election proposal to Honeywell this year, with many of these same types of deficiencies. The Company requested no-action relief from the Staff on December 11, 2002 with respect to Mr. Chevedden's annual election proposal.

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). This relief is especially warranted where, as here, Mr. Chevedden, who is experienced in submitting shareowner proposals under Rule 14a-8, is involved with the Proposal. We believe that the Staff should not further tolerate his continuing non-compliance. See Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2 (remarks of Marty Dunn, Deputy Director, Division of Corporation Finance) (copy enclosed).

Alternatively, if the Staff does not agree that the Proposal should be excluded in its entirety, or that the statements specified above should be deleted, we believe that the aforementioned statements should be recast as the Proponent's personal opinion. See, e.g., Minnesota Corn Processors, LLC (April 4, 2002) (noting that various statements in the proposal may be omitted unless the proponent recast them as the proponent's opinion); Marriott International, Inc. (March 14, 2002) (same); The Home Depot, Inc. (April 4, 2000) (same).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before February 14, 2003, so that the Company can meet its printing and mailing schedule for the 2003 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: June Kreutzer and Cathy Snyder (w/ encls.)
John Chevedden (w/ encls.)
Peter M. Kreindler, Esquire (w/ encls.)
George G. Yearsich, Esquire (w/ encls.)

6 – Cumulative Voting

Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares owned, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as each shareholder chooses.

June Kreutzer and Cathy Snyder, 54 Argyle Place, Orchard Park, New York 14127 submit this proposal.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of the Board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large to elect at least one but not a majority of our directors.

Shareholders also believe that our company, particularly in the post-Enron era, could benefit from an increased opportunity to elect one or more independent directors focused on making our board more accountable to shareholders. With cumulative voting shareholders could focus their votes on one or more directors interested in adopting the 2000 to 2002 shareholder proposal topics which won more than 57% of the yes-no shareholder vote.

Between 2000 and 2002 five shareholder proposals each won greater than 57% of the yes-no vote. The topics were: 1) Poison pills to be subject to shareholder vote, 2) Annual election of each director and 3) Simple majority vote.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – bringing an independent perspective to board decisions.

For an independent perspective:

Cumulative Voting
Yes on 6

R.R. Donnelley Financial's RealCorporateLawyer.com presents

"Shareholder Proposals: What to Expect in the 2003 Proxy Season"

Teleconference - Tuesday, November 12, 2002

Panel:

- Marty Dunn, Deputy Director, Securities & Exchange Commission
- Nell Minow, Editor, The Corporate Library ·
- John Wilcox, Vice Chairman, Georgeson Shareholder
- Beth Young, Corporate Governance Consultant

Table of Contents

Shareholder Proposals: What to Expect in the 2003 Proxy Season

BROC ROMANEK, Editor-in-Chief, RealCorporateLawyer.com: Let me introduce the panel.

First, Marty Dunn is Deputy Director of the SEC's Division of Corporation Finance. We have Nell Minow, Editor of The Corporate Library, John Wilcox, Vice Chair of Georgeson Shareholder and Beth Young, a well know corporate governance consultant.

Without any delay, let's go ahead and let Marty kick it off.

SEC Staff's Perspective of Upcoming Season

MARTY DUNN, Deputy Director, SEC's Division of Corporation Finance: The disclaimer I have to give is whenever I speak is that I'm speaking for myself and I do not express the views of the Commission or any other member of the staff.

First, I'm going to review the numbers as to what happened last year. Then, I'm going to talk about how we're staffing this year's shareholder proposal task force and the substance of what we saw last year. Then, I'm going to talk about what we anticipate seeing this year and then I'll turn it over.

First, last year didn't disappoint us, as every year we tend to get more proposals to consider. Last year, we handled 469 requests as compared to about 440 the year before. The numbers keep going up. One number that went up is one that we don't want to go up - it took us an average of 48 days to process a request versus 38 days the year before. At the end, I'll mention some reasons why I think it took us longer.

A rough estimate of how the 469 letters broke down is that we permitted the exclusion of 85 proposals on procedural grounds. We permitted the exclusion of 136 on substantive grounds and we required revisions on 118 proposals. 58 folks withdrew and we required the inclusions of about 70 proposals without revisions.

So, if you exclude the withdrawals, about 190 wound up going in and about 220 wound being excluded. So that's kind of an interesting number to me. I think in years past, if you look at our letters that went out, a higher percentage were excluded as compared to the past year. I don't know what caused that trend.

As far as our review structure, we have a team of lawyers - last year it was 15 people, this year it will be 16 - and put them on this full-time for about three and a half months, which is a major undertaking on our part, as you can imagine. Last year, Keir Gumbs headed up the team. Keir did a great job, so much so that we've decided to let him go on to do bigger and better things. Grace Lee is going to take over the reins this year. Grace has worked on the task force for two years and she is going to do incredibly well this year, I have no doubt.

A big change from years past is that we've always had a structure where most of the task force conduct lower level exams and then we had two or three reviewers as they came up. This year, we're going to try to have 11 lower level examiners and five reviewers. The hope there is that the five reviewers can turn things around faster and we can cut down on our turnaround time.

I think it's very important that we be able to answer letters quickly - but not so quickly that proponents aren't able to respond if they want - so that our answers are based purely on what is the "right" answer. Ideally, we then would not be under a time crunch when it's getting to be printing time and everybody is yelling and screaming. I think we need to base our responses purely on substance and, hopefully, this is a way that we can accomplish that.

Speaking of substance, last year the four biggest categories of proposals we received were poison pill plans (45); independent directors (25); auditor independence (18); and board's role in long term strategic planning (16). We also received 11 I.L.O.-related proposals last year. I think the I.L.O. number is actually down from the year before. But the others, I would imagine will grow.

Kind of as a segue to what I see happening next year, we also got eight no action proposals pertaining to requests that the company expense stock options in their income statement, either stock options just to executives or to all employees. To date, we've permitted the exclusion of these proposals under (i)(7). One of these letters, to National Semiconductor, has been appealed to the Commission.

The Commission is considering this appeal. While this appeal has been pending, we've had one request that came to us from Mercury Computing. We advised them that we were not in a position to take a view as to their position regarding whether or not to include the proposal until the Commission responds to the appeal. And that's what we'll keep doing until the Commission reaches a determination. The Commission determination on that may have a large outcome as to what kind of proposals we see next year. If the Commission says that they don't agree that they can be excluded, you're going to see a lot of companies that will either include these proposals or try to find other arguments other than (i)(7). So, I think that will have a big impact on next years' season.

As for the rest of what I see for next year, the first thing is everything is going to be about corporate governance. Between Sarbanes-Oxley, the new listing standards regarding independent directors, executive compensation plans and other governance issues - as well as the level of corporate failures - these dominate the news and that is likely to rule the agenda next year.

One quick aside is that the comment period for the listing standard regarding equity compensation shareholder approval I believe has run out or will soon. I think the exchanges have every intention of acting on that in the next three four weeks and getting that done. So that will be in place by next year.

The remainder of the listing standards related to definitions of independence, board structure, board activity and I think these proposals will be out soon for comment. Probably around the time we're adopting the equity compensation/shareholder approval listing standard.

These proposals will fit with these corporate governance shareholder proposals and I think we're going to have a very difficult time this year like we had before - figuring out ordinary business in the area of corporate governance is quite difficult and it has not gotten any easier with this topic becoming more of a national pastime. It's a great challenge for us.

As for procedural matters, it was a lot easier last year. We still have the same number of proposals that were excluded on procedural grounds, but I think we answered them more quickly and I really think a lot of that goes back to Staff Legal Bulletin No. 14. There are more firm standards now as to how to count, how to add, where to look, what to do. I think its immensely helpful. And I said it last year, if you're helping a proponent write a proposal or if you're helping a company make an argument regarding exclusion of a proposal, if you don't look at Staff Legal Bulletin No. 14, you're not behaving responsibly. It's got to be the starting point and I really encourage everybody to look at that.

Another matter to consider for this year are the (i)(3) arguments that proposals or the supporting statements are vague or untrue or misleading. We spent way too much time last year on (i)(3)s. As I said, 70 proposals had arguments where they didn't have to do revisions and we had about 120 where we made them include revisions.

We spent a lot of time on these and I think the blame for that can be shared by everybody. I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion - and every time we have to reinvent the wheel. I think that takes too much time.

Related to taking too much time are companies that take issue with sentence after sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it.

Finally, there is some blame for us. I really think last year we didn't start the year being as consistent as we could have been. I didn't think we are aggressive enough. We had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal - rather than requiring revisions at each sentence - we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time.

Beyond (i)(3), I don't know why, maybe we encouraged it with the Staff Legal Bulletin or something, but we saw companies throw in every argument they could possibly think of - even if they weren't well-founded. I think what you find is that when we find one argument that clearly fits so that a proposal can be excluded, we rely on that basis and don't consider the rest. But if we don't agree with the company, we have to analyze each of the arguments made. That takes a great deal of time.

So if there's any way I can encourage companies and their counsel to stick to the better-founded arguments, please don't raise arguments that don't have a foundation. Don't say "sure the staff has never allowed an exclusion on this basis in this context but maybe they will now." If you have a good argument, make it. If you don't have a good argument, don't put everybody through the meat grinder.

ROMANEK: Marty, it's a great thing that the staff has finally gotten no action and interpretative letters up on the SEC's Web site, but do you think the shareholder proposal letters will be posted as I know you get such a high volume?

DUNN: To be perfectly blunt, I don't see it happening Broc. On a good week - good as far as cranking things out, bad as far as work being a living hell - we can process 40 in a week. And I just don't know how physically, we could get them up there.

And the other problem is we see a lot of proponent communications that are hand-written or typed without a word processor. We don't get them in Word and we'd have to scan them. You know maybe if technology gets better and things get easier I would love to put them up there, I'd love to make the access easier for everybody, but for right now I think we're in a spot where it just isn't logistically possible yet.

ROMANEK: I think it's great that you have the letters up there that you do. It's almost short of miraculous, knowing how difficult it is to do that.

DUNN: Thank you, Broc.

Popular Topics for Upcoming Season

ROMANEK: Why don't we go ahead and turn it over to Beth who will talk more about the upcoming issues for this proxy season.

BETH YOUNG: Thanks. I see two or three big trends and I'll talk about the one that I think will spawn the most proposals first, which is executive compensation. The number of these proposals have increased during the last few years, but this year for a variety of reasons, I think there will be more related issues and a larger number of companies targeted.

The first type of proposal, which isn't technically an executive compensation proposal, that I'll talk about is options expensing since Marty touched on this.

I think that given the submissions are well underway, most proponents are not waiting to hear about the National Semiconductor appeal before they submit these proposals. So those of you are on this call who are in-house counsel or outside counsel should be starting to gear up for requesting no-action relief on these type of proposals. From what I'm hearing, these proposals may number over a hundred as there are groups of proponents who are doing large numbers of them. Other proponents are doing smaller numbers, but it probably is the most popular issue that I'm being consulted about this year.

These proponents are targeting companies with high levels of dilution that have sort of high levels of mega-grants, where not expensing can be said to have more of an effect on the financial statements. There's also peer pressure from the large number of prestigious companies that are voluntarily expensing. I think these proponents have also gotten a boost from the large number of members in the investment community who are supporters of expensing as well as the recent Conference Board Commission report that recommended expensing fixed stock options.

The second category - in some cases being submitted hand in hand with options expensing - is performance-based stock options. In the past, these proposals have done pretty well (with shareholder votes up into the high 30s and low 40s percentage-wise) and companies have always used the argument that because indexed options and other variable options qualify for variable accounting treatment, they require a charge against income. Companies do not want to use these kinds of options because it places them at a disadvantage to companies that don't in terms of earnings.

Given the momentum behind expensing fixed stock options, I think there is a resurgence of interest in performance-based stock options. Some proponents are combining these two types of proposals together; others are just to resurrecting this issue and sort of going at it with additional vigor. The idea here is that expensing fixed stock options levels the playing field for these performance-based options. A notion that is also supported by the recent Conference Board report.

The third category of compensation proposals - which would be a pretty new proposal - is holding periods and other mechanisms to focus on long-term ownership by executives. And these get a boost from two sources. One source are studies that have come out recently regarding the importance of outright stock ownership to corporate performance, as opposed to the holding of stock options.

As most of you know, when you look at beneficial ownership tables, the number of shares reported for executives includes certain stock options and so the levels of absolute stock ownership are generally much lower than the numbers that you see in those tables at first glance. There have been some academic studies, as well as studies by compensation consultants, that have found that only at companies where there are high levels of stock ownership is there a positive relationship with corporate performance.

The other source for a lot of these proposals is the huge level of media interest that has been generated by big selling - either before an accounting scandal as in the case of Enron, or before a business failure (for example, in the telecom industry, executives getting out and selling a huge amount of stock the day before companies announced they were headed for bankruptcy or were distressed).

Two other compensation matters and then I'll move on. Banning stock options altogether, I don't think there's going to be a ton of these, but some companies will be targeted where options are seen as abused. Paul Volcker gave a concurrence in the Conference Board report by stating that he believes that fixed options should be banned altogether.

Binding proposals. I think there is a resurgence of interest in binding proposals. These proposals are from Herb Denton and focus on separate chair/CEO through bylaw amendments. In addition, he focuses on binding proposals relating to access to the proxy. This shareholder access to the proxy for the purpose of nominating and voting director candidates on the company's proxy card is an issue that has been arisen before and now is coming back.

In the last year, there has been a lot more interest in this issue as a possible way to help fix what went wrong in the last few years by shareholders having more direct ability to elect directors. There has been an inconsistent attitude on part of the SEC staff about these proposals and more recently, the tendency has been toward exclusion. I think there's desire on the part of some proponents perhaps to challenge that through litigation. I know several proponents who are doing those proposals - some of which will be binding - which will then implicate state law issues and maybe take litigation in a different direction.

And the last category of proposals are board related and these are going to look pretty different this year. As Marty was saying in the beginning, there are a whole set of listing standards that will not be put out for comment until later this year - and since there may be movement on the part of companies before the meeting season on composition of key committees and overall board composition - my sense is that proponents are sitting back a little bit on these issues and not doing as many proposals on independent committees and independent board. They are waiting to see how companies respond to the new listing standards.

The one exception to that is board leadership proposals; initiatives seeking to separate chairs and CEO have gotten new life this year since the notion that independent board leadership is needed for optimal board functioning has really taken hold, has gotten more press attention and more prestigious folks have come out in favor of it. I have seen a lot more interest in doing those proposals this year.

ROMANEK: I have a question from the audience that ties into whether it's likely that there will be many more proposals than this year as compared to the past. How would the Divisions of Corporation Finance and Enforcement react if a company failed to include a proposal after getting a response from Corp Fin along the lines of the staff's response to Mercury noted before?

DUNN: As I mentioned, the Mercury situation is pending. If we have a situation so we say we can't take a view, then what we're telling the company and the proponent is that we haven't taken a view and they can figure it out from there. Generally, if we tell somebody that we think that they have to include it and then they don't include it, that's a pretty darn rare situation - and our first choice almost all the time is to fix it.

If we get involved after the fact and it didn't go in that company's proxy for that year despite all our efforts, if we really think everybody was trying to do the right thing, we'd still try to find a way to fix it. If we thought people were jerking us around, then we'd go to the next step and try to figure out what to do. I do think that if we tell a company that we don't concur in their view and they thumb their nose at us - and it's not a mistake and it's not a timing issue and it's about something we can resolve - it is not something we take very well. If we tell a company that we're not taking a view, then I think it's also inappropriate for us to say "we didn't take a view, but now we think you're wrong" because you did what you decided to do based on absence of guidance from us.

Investor Mood and Governance Ratings

ROMANEK: Sounds good. Why don't we just go ahead and turn it over to Nell who's going to talk about sort of the temperature of investors as well as board readying services and a few other things.

NELL MINOW, Editor of TheCorporateLibrary.com: Thank you. We keep hearing about the crisis of investor confidence, which strikes me as a very unfair way to describe a crisis of management credibility. Making it about investor confidence is blaming the victim." Investors feel that the burden of proof is very much on management to come back and show them why they should listen to anything they have to say.

A number of things that investors should have noticed would have warned them about what was going on in some of these companies. For starters at Adelphia, you had a board where five members of the nine-member board were members of the same family, which should have been a warning signal. At Global Crossing, as some of you will remember, we made a big fuss in January of 2000 over the employment contracts where the then-Chief Executive Officer got a 10 million dollar signing bonus plus two million options at 10 dollars a share below market - which we thought showed that the Chief Executive Officer knew that the stock was going down in value. We also pointed out the make and model of his Mercedes, his mother's first class airfare to come visit him, and some other perks that we thought showed that the board was not paying attention to what was going on. And of course, we were right about that and there's been a lot of interest this year in the kind of indicators that got us to caution people about Enron and Global Crossing execs in 2000 when they were doing very, very well.

So there is a lot of stuff that Uncle Sam has made companies tell investors over the years and investors have not paid enough attention to them. That includes things like board members who don't go to meetings and numerous related transactions. We just posted a report by Beth Young on our Web site about related transactions where we documented things like the Chief Operating Officer's brother who was hired by a vendor to negotiate their relationship with the company.

My personal favorite was the deal in which every member of the board profited from an acquisition, except the one independent member who was paid an extra 100,000 dollars to review it as an "independent" director. Those are the kinds of things that people are not going to let pass by anymore. I'm recommending that the related transactions section of the proxy statement should be blank. Just don't even bother with it. Remove the conflicted member or do business with someone else.

We are also releasing a product at the end of this month that's had a lot of interest regarding interlocking directors. We've got 20,000 directors in our database and this software will show basically the first, second and third degree lines of connections between all of them. It makes the common six degrees of Kevin Bacon game look like nothing, because you can connect from any one of these 20,000 directors to any other director in about two or three steps - and each and every one of them starts to look like a ball of rubber bands by the time you get to the third degree. You have not only their corporate connections, but also non-corporate foundations, charity boards, professional associtations and even the Augusta golf club memberships.

With respect to governance policies, we have 89 guidelines from the 10,000 companies in our database. As more companies develop them, they have been sending them to me to get my comments -- so I know a lot of other companies are coming. We will be publishing all of them and comparing them - and everybody who cheats off of someone else's paper and publishes whatever their lawyer sends them is going to look very bad. I can tell you that there's a very strong market demand for somebody to look at these imitators because those are the boards that do not do their homework.

At Tyco, Dennis Koslowski's employment contract - which was entered into just last year -had a provision that said that conviction of a felony is not grounds for termination. That's the kind of thing people are going to take very seriously going forward - but they don't necessarily have the resources or the expertise to do all that work themselves. So a number of governance rating systems have sprung up. Standard & Poor's and Moody's are also doing ratings. The only one I know a lot about is ours.

Ours is the only one that is not really based on structural matters. We don't give points for independent directors or annual election of directors or anything like that. We look at three things that we can tell us whether the board is doing its job or not. We look at Chief Executive Officer compensation, the transparency of financial accounting and the company's overall strategy, particularly focusing on acquisitions. If the board doesn't get all three of those right, they don't get a good grade from us. If they do get all those right, then they get a good rating, although we won't go with that if we think that that's a problem going forward.

ROMANEK: How will companies know if they have been rated? Is it transparent to the companies what kind of rating they get or is that only for subscribers to TheCorporateLibrary.com?

MINOW: Yes, although direct access to ratings is for our subscribers, we can tell a company what rating they get and we will print their rebuttal if they have one on our Web site. We will begin rating companies for the upcoming proxy season. By the way, our primary customers to date have been head hunters, consultants, plaintiff's law firms and d&o insurers.

ROMANEK: Do investors seem to be warming up to it?

MINOW: So far, the investors have all said we want to wait for the actual ratings. Right now, what we have available is all of the data so you could do your own drill-down in such a way that you can make your own calculations.

Management Initiatives and Solicitation Strategies

ROMANEK: John, why don't I turn it over to you and talk about the nuts and bolts of the 10 day rule and management initiatives.

JOHN WILCOX, Vice-Chair, Georgeson Shareholder: As Marty indicated earlier, it looks as if the NYSE's proposed listing requirements requiring shareholder approval for all equity compensation plans and eliminating the discretionary broker vote under Rule 452, which is known as the 10 day rule, will be approved soon. This is going to have a very big impact on companies because options plans have always been a major repeat item. Options are of critical importance to most companies, particularly younger companies that use options to incentivize employees. All equity compensation plans will now require shareholder approval and there are going to be some serious obstacles to obtaining shareholder approval.

One of the important factors that will come into play - even more strongly than in the past - is the importance of the overhang in the calculation of dilution. Under the New York Stock Exchange rules, in the past, the dilution calculation did not include overhang. The Exchange staff simply looked at whether the number of shares issueable under the plan being voted upon exceeded 5% of the currently outstanding shares. If it did not exceed 5%, discretionary broker voting was allowed. If it exceeded 5%, there would not be discretionary broker voting. That distinction will no longer apply, so that the technique used by companies in the past to design low-dilution plans that qualify for discretionary voting will no longer be useful.

The impact of these new rules will be strongest at companies with high retail ownership in street name. This is the group that is probably the most likely to use options most heavily. It includes IPOs and younger companies that are more cash strapped and want to use options to incentivize their employees.

Many companies have for years been implementing broad-based plans that did not need a shareholder vote. Now these companies will be seeking shareholder votes for the first time.

I should explain the 10-day rule because I think many people do not understand how it works. Also the term "broker non-vote" is used frequently, but it's not a term that I consider to be accurate. Even after the new listing standards are approved, the 10-day rule will still apply in other situations, but not for equity compensation plans.

Rule 452 essentially says that when shareholders are being asked by a company to vote on a matter in a proxy statement, brokers will be permitted to vote on that matter without any instructions from their customers so long as the matter does not have a substantive impact on the rights of shareholders. The rule applies to member firms - not to listed companies - and therefore its reach extends to Nasdaq companies in addition to NYSE companies.

As I said earlier, the term "broker non-vote" is one that's often used to describe the discretionary broker votes but I've never really understood what people mean by "non-votes." It may be a reference to the difference between the uninstructed quorum and the instructed vote. That has nothing to do with voting on shareholder proposals.

Let's talk about the strategies a company can use in a situation where they're going to be seeking shareholder approval of an equity compensation plan and they have a large overhang, or they are concerned about getting an adverse vote, or perhaps they had a squeaker last year and just got little bit over 50 percent even with the discretionary broker vote (which will not be available this year).

The starting point for the company and its advisors should be to conduct a very careful analysis of who owns shares in the company and to review the option plan carefully to see what features it includes, to analyze every provision with experts to see whether there are features that will attract negative votes.

Some plan features objectionable to shareholders may not be critical to the plan, such as repricing provisions, et cetera. If you have an expert who knows what triggers negative votes, you can do a lot to make the plan more acceptable and avoid those pitfalls.

Figuring out who your owners are, looking very carefully at your institutional shareholders and looking at their voting records is critical.

When all this information has been assembled, you can project a vote and estimate with a high degree of accuracy what the outcome will be.

The vote projection also functions as a blueprint for a proxy campaign. It tells you which accounts are critical and what scope of solicitation is needed. As permitted under the proxy rules, you may be able to conduct a pre-solicitation conversation with a small number of your largest holders in order to get a sense of whether they are likely to support your plan. You can also go through a budgeting process, because there may be some solicitation techniques that are more expensive and you need to decide whether you want to incur that expense.

With respect to the retail vote, there are ways to increase the response level. You should use the Internet. The traditional reminder mailings are probably not going to have a high level of impact - in part because of the creditability issues we've been discussing, but also because they've been used for so many years that people no longer read them. You need to do something more innovative and attention-grabbing.

A technique my firm has developed is called "TeleVote." It allows us to get into telephone contact with street-name customers, accept their voting instructions over the phone, and then forward them to ADP (which then processes them in the usual way). We send a vote confirmation to the shareholders whose instructions we've taken over the phone. This technique can substantially increase the voting response from the street-name accounts, who otherwise are very difficult to reach.

One of the most difficult elements is deciding how to deal with Institutional Shareholder Services. As we all know, ISS has its own proprietary "black box" to calculate the "share value transfer" resulting from options. If you get a negative recommendation from ISS, it can be difficult to determine whether they have done an accurate job in their data input and calculation. You may need to ask an expert to help you look at the ISS evaluation. For example, if you see that ISS and its share value transfer has given a very high value to an option, it may be that they have relied on an incorrect assumption that all the shares are going to be issued in the form of restricted stock. A meeting with ISS or subscribing to their advisory service can help eliminate this type of error.

The techniques I have outlined apply not only to executive compensation, but to all management initiatives that are controversial or require a high vote, and also to shareholders proposals where the objective is to increase the vote against a shareholder proposal opposed by management.

In the upcoming proxy season there's going to be a greater need than ever for companies to conduct high quality solicitation campaigns - and not to just assume that the votes are going to come in. I would argue that there is no longer any such thing as a "routine" annual meeting - a phrase that has been used for many, many years. It's a phrase that I think no longer has meaning in the new era that will be shaped by the Sarbane-Oxley Act, the new listing standards, Enron and other scandals, the bubble market collapse, and the new-found sensitivity to governance and shareholder rights.

ROMANEK: Thanks John. Why don't we go ahead and say good night. Thanks very much.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN -9 PM 3:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Honeywell International Inc. (HON)
Investor Response to Company No Action Request
Established Topic: Cumulative Voting
June Kreutzer
Cathy Snyder

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 9 to 12
The following reports support the text on cumulative voting.
IRRC Corporate Governance Bulletin, February – April 2001
Institutional Shareholder Services, Boeing Company, April 21, 2000

Also included is the cumulative voting proposal published in the 2002 Hartmarx definitive proxy.

Apparently the company implicitly understands the meaning of "a more traditional meaning for the word independent." Additionally the company has not made any distinction between "a more traditional meaning for the word independent" and the company red herring, an "insurgent … director candidate."

From the proposal text there is no reason to think that the proposal addresses an "insurgent … director candidate." An "insurgent … director candidate" is not part of the proposal text.

The proposal points out areas that the board lacks independence on certain topics.

This proposal does not contain text similar to the company cases. The company cited cases have vehement words and phrases such as "scares" and "to protect ... not just company officers."

Line 13

The company fails to understand the simple meaning of the proposal: A minority of the board will not be able to override the vote of the majority.

Line 17

The attached cover pages for the BNA, Inc. *Securities Regulation & Law* special report titled, "Enron Fallout, Public Policy Consequences of Enron's Collapse" show that Enron has a multifaceted public policy impact with lessons for all companies.

The company fails to address that a mere reference to "the post-Enron era," as the business media does on an almost daily basis, is a far milder example than any of the cases the company cites. The company does not explain why these cases should nonetheless apply given the differences with the text in this proposal. With this key omission the company again resorts to its trademark wolf-cry: "inflammatory."

It is the company letter that introduces the words "corporate meltdown at Enron" – not the proposal text. Then only one sentence later the company again utters its trademark wolf-cry of "inflammatory."

The only similarity in the company precedents is the name of Enron. The company has not claimed any similarity in text other than the Enron name. The company appears not to recognize that Enron is cited as a reminder of the importance of good governance to prudent shareholders of all companies.

The company is a repeat filer of no action requests on established topics which are subsequently published and receive substantial shareholder votes.

The company position in a nutshell is that there is almost nothing that can be known with enough certainty about corporate governance or the company itself to be allowed in a shareholder proposal.

Some of the company myths or practices are:

The company is overly-sensitive to criticism.

The company position appears to be that any shareholder suggestion of improvement immediately impugns the board.

One trademark of the company no action requests is the repeated claim that the proponent text is "inflammatory."

Personal ad holmium attack gets results in the rule 14a-8 process

The shareholder must provide evidence for rule 14a-8 text , however the board can merely rely on belief in its management position.

The shareholder may not use an analogy, however the board can rely on a mere belief in its management position.

There is no such thing as a lack of evidence from the board.
Board positions on a key governance principle are best left to unsupported personal beliefs or disagreements with shareholders.
Shareholder statements cannot rely on common sense.
A company overbroad shotgun approach to omit shareholder text will get results after the loss of investor confidence in the post-Enron era.
Lessons from Enron will have no impact on the company's aggressive attempts to suppress established shareholder proposals from the proxy.
Minute clarification has precedent over key principles.
Rule 14a-8 is an opportunity to weaken shareholder text by claiming a need for boring repetition of sources beyond normal editing practices which would also insult the readers' intelligence.
Good governance principles flip flop from company to company.
It is important to monitor the number of mouse clicks needed to access information.
Shareholders are assumed not capable of using command-find tools in navigating the internet.
Any shareholder suggestion of improvement automatically impugns the board.
Quick and repeated claims that shareholder text impugns the board will get results.

The company complaint on shareholder text has provided no information on a tabulation of the past number of individual company no action arguments that failed. The company appears to use an overbroad shotgun approach which includes trivia/minute definitions and puts a burden on all parties. However the company seeks to blame the shareholder entirely for the situation.

The Office of Chief Council is then put in the position of reviewing the company demand that the shareholder must prove every word – although the company does not even need to claim that there is any likelihood that shareholder text is incorrect.

The company seems to claim that the rule 14a-8 process is treating the company unfairly when it is the individual shareholder who must respond to the $ million dollar employee.

The company does not show that it has any appreciation of the challenge to the shareholder in submitting proposals – especially subject to a high-powered challenge lead by an employee who in 2001 earned $495,000 plus $310,000 plus $452,000 plus options for 200,000 shares.

The company does not explain how the company no action letter addresses this concern:
The Securities and Exchange Commission Chairman said, "Similarly, lawyers who represent corporations serve shareholders, not corporate management."

From *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
June Kreutzer
Cathy Snyder

David Cote
Chairman

Cumulative Voting Proposals Gain Support, While Overall Submissions Decline

Cumulative voting gives shareholders the option to designate their voting power toward the board nominees of their choice. Supporters of this method point out that when shareholders are no longer required to distribute their voting power evenly, the opportunities for more direct shareholder representation in the boardroom increase—particularly for institutions and well organized coalitions of interest groups. Dissenters of cumulative voting say the method divides boards into camps of various allegiances. Furthermore, argue those opposed to this method, the negative effects of these divided boardrooms are far more detrimental to a company's overall performance than a perceived lack of direct shareholder representation.

Cumulative voting has a steadily growing legion of followers, if support for shareholder proposals seeking to adopt cumulative voting is any indication. Support for such proposals has more than doubled since 1988, when IRRC began collecting data, and averaged a record-high 28.3 percent in 2000. A proposal last year at Aetna, where stock ownership is approximately 84 percent institutional, garnered 40.9 percent support. Perhaps the most dramatic sign of increasing support for cumulative voting came at the annual meeting of Fair, Issac on Feb. 6, 2001. At the meeting, shareholders shot down a management proposal that sought to eliminate cumulative voting. Approval of the proposal required a majority of shareholders. Prior to the Fair, Issac meeting, IRRC had not tracked a failed management proposal to eliminate cumulative voting since 1997.

The significance of the increase in support for cumulative voting must be considered in the context of the decrease in the number of cumulative voting proposals being submitted by shareholders. IRRC tracked a total of 50 proposals that came to a vote in 1990, but only 24 in 2000, setting a record low. Cumulative voting proposals have historically derived from a small cast of individual shareholder activists. Evelyn Y. Davis, for example, submitted half of the proposals tracked by IRRC in 2000, while organized labor submitted only one.

Cumulative Voting 2001 currently is available only to IRRC's corporate governance service subscribers. Copies of the 2000 study are available for $300 each. For more information, contact Heidi Salkeld, IRRC, 202/833-0700.

—Glenn Davis

NaStraG Legislation Revolutionizes German Market

IRRC has found that for the 2001 annual meetings it has covered so far, German companies are embracing the recent legislative changes to the German Corporation Act (Aktiengesetz). The revisions, which went into effect on January 25, 2001, reflect technological advances and include several major changes to the regulations concerning registered shares and the use of electronic media.

The "Namensaktiengesetz" (NaStraG) revisions to the Corporation Act would allow German companies to conduct proxy voting electronically and to distribute information to shareholders through electronic media. The new legislation also would allow German companies to offer proxy voting by fax, telephone and email. Ballots submitted by remote investors, however, will still have to be cast by someone attending the meeting. Companies also would be permitted to distribute notices on meetings and other corporate actions through electronic media. As a result of this legislation, many large German companies are expected to offer to shareholders the opportunity to cast their proxies through fax or telephone during the 2001 annual meeting season. The revisions also facilitate the conversion of bearer shares into registered shares.

German government officials strongly backed the recent NaStraG changes saying that re-exchange for the resources that the company would have to expend in order to prepare the proposed report.

We recommend a vote AGAINST Item 3.

❑ Item 4: Link Executive Compensation to Social Performance

Several shareholders have submitted this proposal requesting that the company form a special executive compensation review to find ways to link executive compensation packages not only to fiscal performance but also to social corporate performance. Such social performance may include promoting human rights domestically and internationally with the company's operations and comparing executive compensation with the lowest paid company employees in the United States and around the world. The review results would be made available to shareholders by Sept. 1, 2001.

Management responds that the Compensation Committee is responsible for all the company's compensation programs, and its goals are to attract, retain, and motivate the executive team, align executive compensation with shareholder interest, link pay to company, group, and individual performance, and achieve a balance between incentives for short-term and long-term performance.

The company is also committed to promoting the rule of law and showing respect to employees rights of association and assembly domestically and internationally. However, the board believes that the time, effort, and expense necessary to complete the special review is not justified.

We agree with management on this issue. The company is in compliance with the rules and regulations, and the review adds unnecessary costs to the company.

We recommend a vote AGAINST Item 4.

❑ Item 5: Restore or Provide for Cumulative Voting

Shareholders have submitted this item requesting that the company amend its certificate of incorporation to implement cumulative voting in director elections.

Cumulative voting is one of the corporate governance tools that provides shareholders access and influence over director elections. It ensures that holders of a significant number of shares win board representation. Under a cumulative voting policy, shareholders can withhold votes from certain nominees in order to cast multiple votes for others. Currently shareholders can only cast one vote for each nominee.

Management argues that cumulative voting allows shareholders representing a relatively small number of shares to elect directors against the wishes of a majority of shareholders. Management also argues that the presence of dissident directors can disturb the "collegial" atmosphere of the board, which is necessary to encourage candor.

ISS believes that cumulative voting is an important tool in the protection of shareholders' rights, but recognizes that the need for cumulative voting can be offset if a company has other safeguards in place to protect shareholders' rights and to promote management accountability. Proposals to provide for cumulative voting are therefore evaluated based on an assessment of a company's other corporate governance provisions.

ISS recommends a vote against a proposal to restore or provide for cumulative voting only if a company has the following corporate governance provisions in place: an annually elected board comprising a majority of independent directors; a nominating committee composed solely of independent directors; confidential voting; a shareholder right to call special meetings or to act by written consent with 90 days' notice; the absence of a dual-class capital structure; and absence of a dead-hand poison pill. In addition, the board may not have the sole right to alter the size of the board beyond a range established by shareholders. While not required, ISS would prefer that a company also have a published statement of board governance guidelines, including a description of the process by which a shareholder may submit a director nominee.

In addition to the governance requirements, ISS considers a company's performance when evaluating a shareholder proposal to restore or implement cumulative voting. For ISS to recommend a vote against such a proposal, the company's performance must be comparable to or better than that of its peers or the board must have demonstrated its focus on increasing shareholder value by taking action to improve performance.

In this case, the company meets our criteria to recommend a vote in favor of cumulative voting. The board is classified, provides no right to act by a written consent, and has not taken action on a majority shareholder vote.

We recommend a vote FOR Item 5.

❑ Item 6: Require Independent Lead Director

ITEM (4)--SECOND STOCKHOLDER PROPOSAL

Cy Peiser, 5415 North Sheridan Road, Chicago, IL 60640, consultant with the Executive Corps of Chicago and representing to be the beneficial owner of 11,221 shares of the Company's

<PAGE>

common stock, has given notice that he intends to present the following proposal for consideration at the Annual Meeting. The directors disclaim any responsibility for the contents of the proposal or the statement in support, both of which are presented as received from Mr. Peiser.

"Resolved: That the stockholders of Hartmarx Corporation hereby request its Board of Directors to take all the necessary steps to amend immediately the Company's Restated Certificate of Incorporation, By-Laws and related governing instruments in order to provide for cumulative voting in the election of directors, so that each stockholder shall have as many votes as are equal to the number of shares owned, multiplied by the number of directors to be elected, and may cast all of such votes for one or more candidates."

The following statement was submitted by Mr. Peiser in support of the resolution:

"Many corporations have adopted cumulative voting, and many states have made it mandatory. California law requires that all shares held by state pension and state college funds be voted in favor of cumulative voting proposals. The National Bank Act provides for cumulative voting for bank company boards.

In addition to this recognition of its importance, cumulative voting increases the possibility of electing directors with diverse viewpoints more likely to broaden the perspectives of the Board, particularly those independent of the management. It will help to achieve the objective of the Board representing all the shareholders, which includes providing a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect some but not all the directors.

It is worth noting that previous proxy statements had stated that two of the directors were elected "pursuant to the provisions of a Stockholder's Agreement entered into by the Corporation and Traco International, N.V. in conjunction with Traco's December 31,1992 acquisition of 5,714,286 shares of the Corporation's Common Stock at $5.25 per share" and that such shares controlled by Mr. Bakhsh are an exception to the 15% poison pill limit. With good reason, the Board accordingly provided for these two directors, now comprising 20% of the Board, to match his holdings. This is exactly what cumulative voting accomplishes for any holdings, and to be fair, for example, 10% of the shareholdings also should be permitted to elect one director by cumulative voting.

It is important that you mark your proxy FOR this resolution as it most certainly is beneficial to stockholders."

BNA, INC.

SECURITIES REGULATION & LAW

VOL. 34, NO. 9 MARCH 4, 2002

ENRON

FALLOUT

Public Policy Consequences of Enron's Collapse

Enron Fallout

CONTRIBUTORS

Editors: Mike Cavanagh, Melanie I. Dooley, Dana Domone, Steve France, Susan Jenkins, John Kirkland, Rebecca Pearl McCracken, Toby J. McIntosh, Cathleen O. Schoultz, Sarah Stevens, Ronald Taylor and Joe Tinkelman

Reporters: Cheryl Bolen, *Daily Report for Executives*; Steve Burkholder, *BNA Correspondent*; Phyllis Diamond, *Securities Regulation & Law Report*; Stephanie Ingersoll, *Daily Report for Executives*; Robin Lee, *Bankruptcy Law Reporter*; Rachel McTague, *Securities Regulation & Law Report*; Kurt J. Ritterpusch, *Pension & Benefits Reporter*; Katherine M. Stimmel, *Daily Tax Report*; Adam Wasch, *BNA's Banking Report*

Graphics: Cordelia D. Gaffney, Kathleen E. Ayiku

Copies of this report are available at $35.00 (plus applicable state sales tax and shipping fees) from BNA PLUS, 1231 25 St. N.W., Washington, D.C. 20037; (800) 452-7773; (202) 452-4323 in Washington, D.C., with the following quantity discounts: 6-10 copies, 10%; 11-25 copies, 15%; 26-50 copies, 20%; 51-500 copies, 25%; 501-1000 copies, 30%; 1001 or more copies, negotiable.

Enron Fallout

SPECIAL REPORT

Enron memorabilia is selling on E-Bay. Enron memories are being collected in congressional hearings. And Enron's future will be sorted out by a bankruptcy court.

But where will the Enron experience engender changes in public policies?

This special report by BNA editors examines the potential policy fallout in several dozen specific areas.

Changes Likely in Securities, Accounting, Auditing, Pensions, Other Areas

In the four months since Enron declared bankruptcy, investigators are probing to learn what really happened, and the gears of the policy-making machinery have just begun to crank.

Some changes are already being made by regulatory or self-regulatory bodies, and statutory changes from Congress are anticipated.

The scope of subjects under discussion is quite sweeping. Reforms may eventually affect securities, accounting and auditing, corporate governance, retirement plans, banking, federal contracting, energy policy, bankruptcy law, tax policy, and more.

Action is expected by the Securities and Exchange Commission to address security analysts' conflicts of interest, to require faster disclosure of insider transactions, and to beef up disclosures in annual reports. The stock exchanges may tighten rules governing the independence of corporate directors. The SEC will seek stronger powers to penalize corporate executives and will press Congress to follow through on 2001 legislation promising to raise staff salaries at the commission.

In the accounting arena, the use of special purpose entities to disguise revenue losses—a major factor in Enron's demise, and a practice condoned by Arthur Andersen as consistent with current accounting standards—is already being revisited by the Financial Accounting Standards Board.

Changes also may be in store regarding "SAS 50 letters," written by accountants to bless hypothetical transactions and relied upon by investment banks. Already in the works were rule proposals on auditors' duties to report fraud. And the securities rating agencies are reconsidering how quickly they act to warn investors.

It appears that some form of legislative fix for the oversight of accountants will be approved by Congress this year.

Serious attention to the issue of auditor independence is predictable, but the outcome is less so. BNA has learned that the SEC is looking to reopen rulemaking on this subject. Complications almost surely will arise during debates over which functions auditors should be constrained from performing.

Pension Changes Seen Needed. In the pension area, fairly wide sentiment exists that some reforms are advisable. President Bush on Feb. 1 proposed a reform package, but Democrats are looking to pass more stringent approaches.

Members of Congress and the Bush administration agree that some sort of pension reform is needed to address Enron-related concerns. Most of the legislation introduced so far focuses on plan investments in employer stock and the provision of investment advice to plan participants. Some bills would limit the amount of employer stock that could be contributed to Section 401(k) plans. Other bills would require employers to educate their employees about pension investments and the risks of putting employer stock into their plans.

Legislation also has been introduced to tighten the rules for pension plan fiduciaries—individuals or entities that control plan assets—to ensure that the fiduciaries act in the interest of participants and beneficiaries. Some bills would increase penalties for fiduciaries who misrepresent the financial health of the plan sponsor. Others would protect plan benefits during a change in plan administrator, when participants typically cannot access their accounts for a period of time during the changeover.

Immediate Expensing for Stock Options? Expensing of stock options may become an explosive topic later this year, when the International Accounting Standards Board is expected to require immediate expensing. While not binding, the IASB will generate pressure for U.S. adoption of such a standard, which corporations are already mobilizing to defeat.

Also in the offing is a strong possibility that Enron, and much less probably Andersen, will be prevented from holding government contracts.

The reality of the largest bankruptcy in history has cast a hotter light on several provisions in long-pending bankruptcy reform legislation.

6 – Cumulative Voting

Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares owned, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as each shareholder chooses.

June Kreutzer and Cathy Snyder, 54 Argyle Place, Orchard Park, New York 14127 submit this proposal.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of the Board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large to elect at least one but not a majority of our directors.

Shareholders also believe that our company, particularly in the post-Enron era, could benefit from an increased opportunity to elect one or more independent directors focused on making our board more accountable to shareholders. With cumulative voting shareholders could focus their votes on one or more directors interested in adopting the 2000 to 2002 shareholder proposal topics which won more than 57% of the yes-no shareholder vote.

Between 2000 and 2002 five shareholder proposals each won greater than 57% of the yes-no vote. The topics were: 1) Poison pills to be subject to shareholder vote, 2) Annual election of each director and 3) Simple majority vote.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – bringing an independent perspective to board decisions.

For an independent perspective:

Cumulative Voting
Yes on 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 18, 2002

The proposal recommends that the "Board of Directors adopt a cumulative voting bylaw."

We are unable to concur in your view that Honeywell may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- recast each sentence in the paragraph that begins "Cumulative voting increases the possibility. . ." and ends ". . . Board representing all shareholders" as the proponents' opinion;
- recast the sentence that begins "Cumulative voting provides . . ." and ends ". . . majority of the Board" as the proponents; opinion;
- in the sentence that begins "Shareholders also believe . . ." and ends ". . . more accountable to shareholders," delete the reference to "Shareholders" and recast the sentence as the proponents' opinion;
- recast the sentence that begins "Cumulative voting allows . . ." and ends ". . . independent perspective to board decisions" as the proponents' opinion; and
- recast the phrase "For an independent perspective" as the proponents' opinion.

Accordingly, unless the proponents provides Honeywell with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor